Exhibit 99.1

OPEN MARKET SALE AGREEMENTSM

November 10, 2026

JEFFERIES LLC

520 Madison Avenue

New York, New York 10022

JEFFERIES SECURITIES, INC.

161 Bay Street, Suite 2600

Toronto, Ontario M5J 2S1

Ladies and Gentlemen:

Eupraxia Pharmaceuticals Inc., a company continued under the laws of the Province of British Columbia (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through Jefferies LLC and Jefferies Securities, Inc., as sales agents and/or principals (the “Agents” and each an “Agent”), common shares without par value in the authorized share structure of the Company (the “Common Shares”), on the terms set forth in this agreement (this “Agreement”).

Section 1. DEFINITIONS

(a) Certain Definitions. For purposes of this Agreement, capitalized terms used herein and not otherwise defined shall have the following respective meanings:

“Affiliate” of a Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agency Period” means the period commencing on the date of this Agreement and expiring on the date this Agreement is terminated pursuant to Section 7.

“Canadian Qualifying Authorities” means the securities regulatory authority or authorities in each of the Canadian Qualifying Jurisdictions.

“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada.

“Commission” means the U.S. Securities and Exchange Commission.

SM “Open Market Sale Agreement” is a service mark of Jefferies LLC

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“Floor Price” means the minimum price set by the Company in the Issuance Notice below which the relevant Agent shall not sell Shares during the period set forth in the applicable Issuance Notice, which may be adjusted by the Company at any time during the period set forth in the applicable Issuance Notice by delivering written notice of such change to the relevant Agent and which in no event shall be less than US$1.00 (or the Canadian dollar equivalent thereof, in the case of Shares sold on the TSX or any other Canadian marketplace) without the prior written consent of such Agent, which may be withheld in such Agent’s sole discretion.

“Governmental Authority” means (i) any federal, provincial, territorial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any quasi-governmental body or private body exercising regulatory, expropriation or taxing authority under or for the account, if any, of the foregoing; (iii) any self-regulatory organization; or (iv) any political subdivision of any of the foregoing.

“Issuance Amount” means the aggregate Sales Price of the Shares to be sold by the Agents pursuant to any Issuance Notice.

“Issuance Notice” means a written notice delivered to any of the Agents by the Company in accordance with this Agreement in the form attached hereto as Exhibit A that is executed by its Chief Executive Officer, President or Chief Financial Officer.

“Issuance Notice Date” means any Trading Day during the Agency Period that an Issuance Notice is delivered pursuant to Section 3(b)(i).

“Issuance Price” means the Sales Price less the Selling Commission.

“Maximum Program Amount” means Common Shares with an aggregate Sales Price of the lesser of (a) the number or dollar amount of Common Shares registered under the effective Canadian Base Prospectus and Registration Statement (each as defined below) pursuant to which the offering is being made, (b) the number or dollar amount of Common Shares permitted to be sold under Form F-10 (including General Instruction II.L thereof, if applicable), or (c) the number or dollar amount of Common Shares for which the Company has filed Prospectuses (defined below).

“Person” means an individual or a corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or other entity of any kind.

“Principal Market” means the Nasdaq Stock Market LLC or such other United States national securities exchange on which the Common Shares, including any Shares, are then listed.

“Rule 462(b) Registration Statement” means any registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act in connection with the offer and sale of Shares.

“Sales Price” means the actual sale execution price of each Share placed by any of the Agents pursuant to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“Selling Commission” means three percent (3.0%) of the gross proceeds of Shares sold pursuant to this Agreement, except as otherwise agreed to in writing between the Company and the Agents.

“Settlement Date” means the first business day (or such earlier day as is industry practice for regular-way trading) following each Trading Day during the period set forth in the applicable Issuance Notice on which Shares are sold pursuant to this Agreement, when the Company shall deliver to the applicable Agent the amount of Shares sold on such Trading Day and such Agent shall deliver to the Company the Issuance Price received on such sales.

“Shares” means the Company’s Common Shares issued or issuable pursuant to this Agreement.

“Trading Day” means any day on which the Principal Market and the TSX are open for trading.

“Translation Decision” means the decision of the Autorité des marchés financiers dated May 26, 2026 (No. 2026-FS-1038698) granting the Company exemptive relief, pursuant to Section 263 of the Securities Act (Québec), from the requirement under Section 40.1 of the Securities Act (Québec) that the Canadian Base Prospectus, the Canadian Prospectus Supplement and the documents incorporated by reference therein be filed in the French language in connection with the distribution of the Shares.

“TSX” means the Toronto Stock Exchange.

Section 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to, and agrees with, the Agents that as of (1) the date of this Agreement, (2) each Issuance Notice Date, (3) each Settlement Date, (4) each Triggering Event Date (as defined herein) with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o), and (5) each Time of Sale (as defined below) (each of the times referenced above is referred to herein as a “Representation Date”), except as may be disclosed in the Registration Statement and the Prospectuses (including any documents incorporated by reference therein and any supplements thereto) on or before a Representation Date, and except as any such representation or warranty is, by its express terms, limited to a specific date:

(a) Registration Statement. The Company has prepared and filed with the Canadian Qualifying Authorities, in the Canadian Qualifying Jurisdictions, a preliminary short form base shelf prospectus dated August 4, 2026 (the “Canadian Preliminary Base Prospectus”) and a final short form base shelf prospectus dated August 18, 2026, in respect of an aggregate of up to US$300,000,000 in Common Shares, preferred shares, debt securities, warrants, subscription receipts and units (collectively, the “Shelf Securities”), in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt (a “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated August 18, 2026 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (together with NI 44-101, the “Canadian Shelf Procedures”), and includes any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined below). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and “Canadian Prospectuses” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” for the purposes of the Canadian Prospectuses in writing on the face page of the version of such news release that is filed by the Company on SEDAR+ (as defined below) in compliance with Section 5.5 of the Companion Policy to NI 44-102. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Prospectuses.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-298036) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act.

Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Registration Statement at the time it originally became effective is herein called the “Original Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, to the U.S. Base Prospectus relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; and “U.S. Prospectuses” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement relating to the Shares prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectuses and the U.S. Prospectuses. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and prior to the termination of this Agreement, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectuses or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement or the Prospectuses (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in or otherwise deemed under the Rules and Regulations to be a part of or included in the Registration Statement or the Prospectuses, as the case may be, as of any specified date; and all references in this Agreement to amendments or supplements to the Registration Statement or the Prospectuses shall be deemed to mean and include, without limitation, the filing of any document under the Exchange Act which is or is deemed to be incorporated by reference in or otherwise deemed under the Rules and Regulations to be a part of or included in the Registration Statement or the Prospectuses, as the case may be, as of any specified date. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Preliminary Base Prospectus, the Canadian Base Prospectus or the Canadian Prospectuses, as the case may be.

(b) Compliance with Registration Requirements. The Company meets the general eligibility requirements for the use of the Canadian Shelf Procedures and for the use of a short form base shelf prospectus with respect to a distribution of securities. The Reviewing Authority has issued the Receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. Subsequent to the issuance of the Receipt for the Canadian Base Prospectus, no other document with respect to the Canadian Base Prospectus has heretofore been filed with the Canadian Qualifying Authorities, except for any document filed with the Canadian Qualifying Authorities subsequent to the date of such Receipt in the form heretofore delivered to the Agents or made available to the Agents on SEDAR+. No order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Common Shares or any other securities of the Company has been issued or made by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority and no proceedings for that purpose have been initiated or are pending or, to the knowledge of the Company, are contemplated by any Canadian Qualifying Authority, any other securities commission, stock exchange or other regulatory authority.

The Original Registration Statement has been declared effective by the Commission under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Prospectuses or any Free Writing Prospectus (defined below) has been issued by the Commission. Copies of all filings made by the Company under the Securities Act and all documents that were filed or furnished with the Commission have either been delivered to the Agents or made available to the Agents on EDGAR. Copies of all filings made by the Company under the Canadian Securities Laws that were filed with the Canadian Qualifying Authorities have either been delivered to the Agents or made available to the Agents on SEDAR+. For the purposes of this Agreement, the “Applicable Time” means, with respect to any offer and sale of Shares, the time of sale of such Shares pursuant to this Agreement.

The Canadian Prospectuses, at the time of filing thereof with the Canadian Qualifying Authorities, complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectuses, as amended or supplemented, as of their respective dates, did not, and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws and will contain full, true and plain disclosure of all material facts relating to the Shares and the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectuses, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectuses, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations.

The U.S. Prospectuses when filed complied or will comply in all material respects with the Securities Act and, if filed with the Commission through EDGAR (except as may be permitted by Regulation S-T under the Securities Act), were or will be identical to the copy thereof delivered to the Agents for use in connection with the issuance and sale of the Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became or becomes effective, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date of this Agreement, the Prospectuses and any Free Writing Prospectus (as defined below) considered together (collectively, the “Time of Sale Information”) did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Prospectuses, as amended or supplemented, as of their respective dates and at each Representation Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the Prospectuses, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by the Agents expressly for use therein, it being understood and agreed that the only such information furnished by the Agents to the Company consists of the Agent Information defined in Section 6(b) below. There are no contracts or other documents required to be described in the Prospectuses or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(c) Ineligible Issuer Status. The Company is not an “ineligible issuer” in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Securities Act. Any Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the Commission or retention where required and legending, and each such Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the issuance and sale of the Shares did not, does not and will not include any information that conflicted, conflicts with or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified; provided that the foregoing does not apply to statements in or omissions from any Free Writing Prospectus made in reliance upon and in conformity with the Agent Information. Except for the Free Writing Prospectuses, if any, and electronic road shows, if any, furnished to the Agents before first use, the Company has not prepared, used or referred to, and will not, without the Agents’ prior consent, prepare, use or refer to, any Free Writing Prospectus.

(d) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectuses, at the time they were filed with the Commission or Canadian Qualifying Authorities, and any Free Writing Prospectus or amendment or supplement thereto, complied in all material respects with the requirements of the Exchange Act and Canadian Securities Laws, as applicable, and, when read together with the other information in the Prospectuses, do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing does not apply to statements in or omissions from any such document made in reliance upon and in conformity with the Agent Information.

(e) Securities Law Compliance. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectuses, at the time they were or hereafter are filed with the Commission or the Canadian Qualifying Authorities, and any Free Writing Prospectus (or amendment or supplement thereto) complied and will comply in all material respects with the requirements of the Exchange Act and Canadian Securities Laws, as applicable, other than any non-compliance which would not reasonably be expected to result in a Material Adverse Change, and, when read together with the other information in the Prospectuses, at the time the Registration Statement and any amendments thereto become effective and on the date the receipt was issued for the Canadian Base Prospectus and at each Time of Sale, as the case may be, will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the foregoing does not apply to statements in or omissions from any such document made in reliance upon and in conformity with the Agent Information.

(f) Foreign Private Issuer. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements to file Form F-10 under the Securities Act at the time of filing, and to register the offering of the Shares under the Securities Act. The Company has prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects to applicable requirements of the Securities Act.

(g) Statistical and Market-Related Data. All statistical, demographic and market-related data included in the Registration Statement or the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate in all material respects or represent the Company’s good faith estimates that are made on the basis of data derived from such sources. To the extent required under applicable laws, the Company has obtained written consent for the use of such data from such sources.

(h) Disclosure Controls and Procedures; Deficiencies in or Changes to Internal Control Over Financial Reporting. The Company has established and maintains disclosure controls and procedures (as defined in Canadian Securities Laws and Rules 13a-15 and 15d-15 under the Exchange Act), which (i) are designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under Canadian Securities Laws and the Exchange Act are being prepared; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established. Since the end of the Company’s most recent audited fiscal year, there have been no material weaknesses in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred during its most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(i) This Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(j) Authorization of the Shares. The Shares have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company against payment therefor pursuant to this Agreement, will be validly issued, fully paid and nonassessable, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim by the Company, and the issuance and sale of the Shares is not subject to any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase the Shares.

(k) No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived.

(l) No Material Adverse Change. Except as otherwise disclosed in the Registration Statement and the Prospectuses, subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectuses: (i) there has been no material adverse change, or any development that would reasonably be expected to result in a material adverse change, in (A) the condition, financial or otherwise, or in the earnings, business, properties, operations, operating results, assets, liabilities or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its subsidiaries, considered as one entity or (B) the ability of the Company to consummate the transactions contemplated by this Agreement or perform its obligations hereunder (any such change being referred to herein as a “Material Adverse Change”); (ii) the Company and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, including without limitation any losses or interference with their business from pandemics, fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and its subsidiaries, considered as one entity, and have not entered into any material transactions not in the ordinary course of business; and (iii) there has not been any material decrease in the share capital or any material increase in any short-term or long-term indebtedness of the Company or its subsidiaries and there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other subsidiaries, by any of the Company’s subsidiaries on any class of share capital, or any repurchase or redemption by the Company or any of its subsidiaries of any class of share capital.

(m) Independent Accountants. KPMG LLP and/or such other independent registered public accounting firm that has expressed its opinion with respect to the financial statements (which term as used in this Agreement includes the related notes thereto) filed with the Commission as a part of the Registration Statement and the Prospectuses, is (i) an independent registered public accounting firm as required by the Securities Act and the rules of the Public Company Accounting Oversight Board (“PCAOB”), (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X under the Securities Act and (iii) a registered public accounting firm, as defined by the PCAOB, whose registration has not been suspended or revoked and who has not requested such registration to be withdrawn. KPMG LLP is independent with respect to the Company within the meaning of the Canadian Securities Laws and the rules of professional conduct applicable to auditors in Canada. There has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditor of the Company.

(n) Financial Statements. The financial statements filed with the Commission and the Canadian Qualifying Authorities as a part of the Registration Statement and the Prospectuses present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations, changes in shareholders’ equity and cash flows for the periods specified, subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments. Such financial statements have been prepared in conformity, in all material respects, with generally accepted accounting principles in the United States (“U.S. GAAP”) applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto. No other financial statements or supporting schedules are required to be included in the Registration Statement or the Prospectuses. The financial data included or incorporated by reference in each of the Registration Statement and the Prospectuses fairly present, in all material respects, the information set forth therein on a basis consistent with that of the audited financial statements contained in the Registration Statement and the Prospectuses. All disclosures contained in the Registration Statement and the Prospectuses and any Free Writing Prospectus that constitute non-GAAP financial measures (as defined by the rules and regulations under the Securities Act and the Exchange Act and under Canadian Securities Laws) comply with Regulation G under the Exchange Act and Item 10 of Regulation S-K under the Securities Act, and National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure, if and as applicable. To the Company’s knowledge, no person who has been suspended or barred from being associated with a registered public accounting firm, or who has failed to comply with any sanction pursuant to Rule 5300 promulgated by the PCAOB, has participated in or otherwise aided the preparation of, or audited, the financial statements, supporting schedules or other financial data filed with the Commission as a part of the Registration Statement and the Prospectuses.

(o) Company’s Accounting System. The Company and each of its subsidiaries make and keep books and records that are accurate in all material respects and maintain a system of internal accounting controls designed to, and which the Company believes are sufficient to, provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement and the Prospectuses fairly presents the information called for in all material respects and is prepared in accordance with Canadian Securities Laws and the Commission’s rules and guidelines applicable thereto.

(p) Incorporation and Good Standing of the Company. The Company has been duly continued and is validly existing under the Business Corporations Act (British Columbia) (the “BCBCA”), is up to date in all material corporate filings and is in good standing with respect to the filing of annual reports under the BCBCA, and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectuses and to enter into and perform its obligations under this Agreement. The Company is duly registered or qualified as an extra-provincial or foreign corporation to transact business, and is in good standing, in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(q) Subsidiaries. Each of the Company’s “subsidiaries” (for purposes of this Agreement, as defined in Rule 405 under the Securities Act) has been duly incorporated or organized, as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectuses. Each of the Company’s subsidiaries is duly qualified as a corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. All of the issued and outstanding share capital or other equity or ownership interests of each of the Company’s subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. None of the outstanding share capital or equity interest in any subsidiary was issued in violation of preemptive or similar rights of any security holder of such subsidiary. The constitutive or organizational documents of each of the subsidiaries comply in all material respects with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect. Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries listed in or included as an exhibit to the Company’s most recent annual report on Form 40-F.

(r) Capitalization and Other Share Capital Matters. The authorized, issued and outstanding share capital of the Company is as set forth in the Registration Statement and the Prospectuses under the caption “Consolidated Capitalization” (other than for subsequent issuances, if any, pursuant to this Agreement, pursuant to employee benefit plans, upon the vesting or settlement of restricted share units or upon the exercise of outstanding options or warrants, in each case described in the Registration Statement and the Prospectuses). The Common Shares (including the Shares) conform in all material respects to the description thereof contained in the Prospectuses. All of the issued and outstanding Common Shares have been duly authorized and validly issued, are fully paid and nonassessable and have been issued in compliance in all material respects with all applicable Canadian, U.S. and other securities laws. None of the outstanding Common Shares was issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of the Company or any of its subsidiaries other than those described in the Registration Statement and the Prospectuses. The descriptions of the Company’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Registration Statement and the Prospectuses accurately and fairly present, in all material respects, the information required to be shown with respect to such plans, arrangements, options and rights.

(s) Stock Exchange Listing. The Common Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and are listed on the Principal Market and on the TSX, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act, causing the Company to cease to be a reporting issuer in any of the Canadian Qualifying Jurisdictions or delisting the Common Shares from the Principal Market or the TSX, nor has the Company received any notification that the Commission, Canadian Qualifying Authorities, or the Principal Market or the TSX is contemplating terminating such registration or listing. To the Company’s knowledge, it is in compliance with all applicable listing requirements of the Principal Market and the TSX.

(t) Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required. Neither the Company nor any of its subsidiaries is in violation of its notice of articles, articles or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) (“Default”) under any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an “Existing Instrument”), except for such Defaults as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. The Company’s execution, delivery and performance of this Agreement, consummation of the transactions contemplated hereby and by the Registration Statement and the Prospectuses and the issuance and sale of the Shares (including the use of proceeds from the sale of the Shares as described in the Registration Statement and the Prospectuses under the caption “Use of Proceeds”) (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the notice of articles, articles or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of the Company or any subsidiary, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any of its subsidiaries, except, in the cases of (ii) and (iii) above, as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company’s execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby and by the Registration Statement and the Prospectuses, except such as have been obtained or made by the Company and are in full force and effect under the Securities Act or Canadian Securities Laws, as applicable, and such as may be required under applicable state securities or blue sky laws or FINRA (as defined below) or the rules of the TSX or the Principal Market in connection with the listing of the Shares. As used herein, a “Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

(u) No Material Actions or Proceedings. Except as otherwise disclosed in the Prospectuses, there is no action, suit, proceeding (including arbitration and mediation), inquiry, audit or investigation, whether civil, criminal or administrative, brought by or before any legal or governmental entity now pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier, manufacturer, customer or contractor of the Company or any of its subsidiaries, exists or, to the knowledge of the Company, is threatened or imminent.

(v) Intellectual Property Rights. Except as is or will be disclosed in the Prospectuses, the Company and its subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. Except as are or will be disclosed in the Prospectuses (i) there are no rights of third parties to any such Intellectual Property owned by the Company and its subsidiaries; (ii) to the Company’s knowledge, there is no infringement by third parties of any such Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s and its subsidiaries’ rights in or to any such Intellectual Property, and the Company is unaware of any facts which would reasonably be expected to form a reasonable basis for any such action, suit, proceeding or claim; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; (v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company and its subsidiaries infringe or otherwise violate any patent, trademark, copyright, trade secret or other proprietary rights of others; (vi) to the Company’s knowledge, there is no third-party U.S. patent or published U.S. patent application which contains claims for which an Interference Proceeding (as defined in 35 U.S.C. § 135) has been commenced against any patent or patent application described in the Prospectuses as being owned by or licensed to the Company; and (vii) the Company and its subsidiaries have complied with the terms of each agreement pursuant to which Intellectual Property has been licensed to the Company or such subsidiary, and all such agreements are in full force and effect, except, in the case of any of clauses (i)-(vii) above, for any such infringement by third parties or any such pending or threatened suit, action, proceeding or claim as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. To the knowledge of the Company, the duty of candor and good faith as required by the United States Patent and Trademark Office during the prosecution of the United States patents and patent applications included in the Intellectual Property have been complied with; and in all foreign offices having similar requirements, all such requirements have been complied with

(w) Title to Properties. Except as otherwise disclosed in the Prospectuses, the Company and its subsidiaries have good and marketable title, or in the case of real property in Québec, good and valid title, to all of the real and personal property and other assets reflected as owned in the financial statements referred to in Section 2(n) above (or elsewhere in the Registration Statement or the Prospectuses), in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, adverse claims and other defects, except such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company or such subsidiary, or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change. The real property, improvements, equipment and personal property held under lease by the Company or any of its subsidiaries are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such subsidiary.

(x) Consents and Permits. Except as have been or will be disclosed in the Prospectuses, the Company and each of its subsidiaries has made all filings, applications and submissions required by, possesses and is operating in compliance, in all material respects, with, all approvals, licenses, certificates, certifications, clearances, consents, grants, exemptions, marks, notifications, orders, permits and other authorizations issued by, the appropriate federal, state, provincial, territorial or foreign Governmental Authority (including the United States Food and Drug Administration (the “FDA”), the United States Drug Enforcement Administration, Health Canada or any other foreign, federal, state, provincial, territorial or local Governmental Authorities engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials) required by law for the ownership or lease of their respective properties or to conduct its businesses as are or will be described in the Prospectuses (collectively, “Permits”), except for such Permits the failure of which to possess, obtain or make the same would not reasonably be expected to result in a Material Adverse Change; the Company and its subsidiaries are in compliance with the terms and conditions of all such Permits, except where the failure to be in compliance would not result in a Material Adverse Change; all of the Permits are valid and in full force and effect, except where any invalidity, individually or in the aggregate, would not be reasonably expected to result in a Material Adverse Change; and neither the Company nor any of its subsidiaries has received any written notice relating to the limitation, revocation, cancellation, suspension, modification or non-renewal of any such Permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would not reasonably be expected to result in a Material Adverse Change. To the extent required by applicable laws, the Company or the applicable subsidiary has submitted to the FDA an Investigational New Drug Application, to Health Canada a Clinical Trial Application under Division 5 of Part C of the Food and Drug Regulations (Canada), and to the European Medicines Agency (the “EMA”) or any other foreign Governmental Authority performing functions similar to those performed by the FDA or Health Canada the equivalent clinical trial application, notification or submission (or, in each case, an amendment or supplement thereto), for each clinical trial it has conducted or sponsored or is conducting or sponsoring; all such submissions were in material compliance with applicable laws when submitted and no material deficiencies have been asserted by the FDA, Health Canada, the EMA or any such other Governmental Authority with respect to any such submissions, except where the deficiencies would not result in a Material Adverse Change. The Company and each subsidiary possess such valid and current certificates, authorizations or permits issued by the appropriate state, provincial, territorial, federal or foreign regulatory agencies or bodies required by applicable law to conduct its respective business, and neither the Company nor any subsidiary has received or, to the Company’s knowledge, will receive, any written notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to result in a Material Adverse Change.

(y) Regulatory Filings. Except as have been or will be disclosed in the Prospectuses, neither the Company nor any of its subsidiaries has failed to file with the applicable Governmental Authority (including the FDA, Health Canada, the EMA or any foreign, federal, state, provincial, territorial or local Governmental Authority performing functions similar to those performed by the foregoing) any filing, declaration, listing, registration, report or submission required by law, except for such failures that, individually or in the aggregate, would not result in a Material Adverse Change; except as have been or will be disclosed in the Prospectuses, all such filings, declarations, listings, registrations, reports or submissions were in compliance, in all material respects, with applicable laws when filed and no deficiencies have been asserted by any applicable regulatory authority with respect to any such filings, declarations, listings, registrations, reports or submissions, except for any deficiencies that, individually or in the aggregate, would not result in a Material Adverse Change. The Company has operated and currently is, in all material respects, in compliance with the United States Federal Food, Drug, and Cosmetic Act, the Food and Drugs Act (Canada) and the regulations thereunder (including the Food and Drug Regulations (Canada)), and all applicable rules and regulations administered by the FDA, Health Canada, the EMA or any other federal, provincial, territorial, state, local or foreign Governmental Authority exercising comparable authority. The Company has no knowledge of any studies, tests or trials not described in the Prospectuses the results of which reasonably call into question in any material respect the results of the studies, tests and trials described in the Prospectuses.

(z) Clinical Studies. The preclinical studies and tests and clinical trials conducted by or on behalf of the Company that are or will be described in the Prospectuses were, and, if still pending, are being conducted in all material respects in accordance with the experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; the descriptions of such studies, tests and trials, and the results thereof, that are or will be contained in the Prospectuses are accurate in all material respects; the Company is not aware of any tests, studies or trials that are or will be described in the Prospectuses, the results of which the Company believes reasonably call into question in any material respect the results of the tests, studies and trials that are or will be described in the Prospectuses when viewed in the context in which such results are described and the clinical state of development; and the Company has not received any written notice or correspondence from the FDA, Health Canada, the EMA or any foreign, federal, state, provincial, territorial or local Governmental Authority exercising comparable authority or any institutional review board or comparable authority requiring the termination, suspension, clinical hold or material modification of any tests, studies or trials that are or will be described in the Prospectuses, other than ordinary course communications with respect to modifications in connection with the design and implementation of such tests, studies or trials..

(aa) Compliance with Healthcare Laws. The Company is and has been in compliance in all material respects with all applicable healthcare laws, rules and regulations, including, without limitation, (i) the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the Food and Drugs Act (Canada); (ii) all applicable foreign, federal, state, provincial, territorial and local healthcare related fraud and abuse laws, including, without limitation, the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the civil monetary penalties law (42 U.S.C. § 1320a-7a), the exclusion laws (42 U.S.C. § 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), all criminal laws relating to healthcare fraud and abuse, including but not limited to 18 U.S.C. Sections 286, 287, 1035, 1347 and 1349, the healthcare fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”) (42 U.S.C. §§1320d et seq.), the Medicare statute (Title XVIII of the Social Security Act), the Medicaid statute (Title XIX of the Social Security Act), the Canada Health Act (Canada), the fraud, secret commissions and bribery provisions of the Criminal Code (Canada), the Corruption of Foreign Public Officials Act (Canada), and all applicable provincial and territorial health insurance, public drug benefit and pharmaceutical services legislation; (iii) the patient privacy, data security and breach notification provisions under HIPAA (42 U.S.C. §§17921 et seq.), the Personal Information Protection and Electronic Documents Act (Canada) and all applicable provincial and territorial privacy and personal health information protection laws; (iv) comparable state, provincial, territorial and local laws; and (v) the regulations promulgated pursuant to such laws (collectively, the “Healthcare Laws”). Neither the Company, nor, its officers, directors, employees or to the Company’s knowledge, agents, have (i) been debarred, suspended or excluded from participation under any state, provincial, territorial or federal healthcare program, public drug benefit plan or formulary or any third-party payor program, or (ii) engaged in activities which are, as applicable, cause for false claims liability, civil penalties, or mandatory or permissive exclusion from Medicare, Medicaid, any provincial or territorial health insurance plan or public drug benefit plan, or any other state, provincial, territorial or federal healthcare program. The Company has not received notice or other correspondence of any claim, action, suit, audit, survey, proceeding, hearing, enforcement, investigation, arbitration or other action (“Action”) from any court or arbitrator or governmental or regulatory authority or material correspondence from a third party alleging that any product, operation or activity is in violation of any Healthcare Laws, and, to the Company’s knowledge, no such Action is threatened.

(bb) Compliance with Laws. Each of the Company and its subsidiaries: (A) is and at all times has been in compliance with all applicable statutes, rules, or regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company or its subsidiaries (including the Federal Food, Drug and Cosmetic Act, the Food and Drugs Act (Canada) and the regulations thereunder, and the comparable laws of any other jurisdiction in which the Company or its subsidiaries conduct clinical trials or other activities) (“FDA Laws”), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; (B) has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter, Health Canada inspection exit notice with observations, non-compliant inspection rating, notice of non-compliance or stop-sale order, or other correspondence or notice from the FDA, Health Canada or any other Governmental Authority alleging or asserting material noncompliance with any FDA Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such FDA Laws (including any Health Canada notice of compliance, drug identification number, establishment licence or clinical trial authorization) (“Authorizations”); (C) possesses all material Authorizations and such Authorizations are valid and in full force and effect and are not in material violation of any term of any such Authorizations; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Authority or material correspondence from a third party alleging that any product operation or activity is in violation of any FDA Laws or Authorizations and has no knowledge that any such Governmental Authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received notice that any Governmental Authority has taken, is taking or intends to take action to limit, suspend, modify or revoke any Authorizations and has no knowledge that any such Governmental Authority is considering such action; (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any FDA Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct, in all material respects, on the date filed (or were corrected or supplemented by a subsequent submission); and (G) has not, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post sale warning, “dear healthcare provider” letter, “Dear Healthcare Professional” letter, health product risk communication, public advisory, stop-sale, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Company’s knowledge, no third party has initiated, conducted or intends to initiate any such notice or action.

(cc) Tax Law Compliance. The Company and its subsidiaries have filed all necessary federal, provincial, state and foreign income and franchise tax returns or have properly requested extensions thereof and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them except as may be being contested in good faith and by appropriate proceedings, except where the failure to so file or pay would not reasonably be expected to result in a Material Adverse Change. Except as would not reasonably be expected to result in a Material Adverse Change, the Company has made adequate charges, accruals and reserves in the applicable financial statements referred to in Section 2(n) above in respect of all federal, provincial, state and foreign income and franchise taxes for all periods as to which the tax liability of the Company or any of its subsidiaries has not been finally determined.

(dd) Company Not an “Investment Company.” The Company is not, and will not be, either after receipt of payment for the Shares or after the application of the proceeds therefrom as described under “Use of Proceeds” in the Registration Statement or the Prospectuses, required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(ee) Insurance. Except as otherwise disclosed in the Prospectuses, the Company and each of its subsidiaries are insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes and policies covering the Company and its subsidiaries for product liability claims and clinical trial liability claims. The Company has no reason to believe that it or any of its subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to result in a Material Adverse Change.

(ff) No Price Stabilization or Manipulation; Compliance with Regulation M. Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action designed to or that would reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) with respect to the Common Shares, whether to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M or the anti-manipulation provisions of Canadian Securities Laws.

(gg) Related-Party Transactions. There are no business relationships or related-party transactions involving the Company or any of its subsidiaries or any other person required to be described in the Registration Statement or the Prospectuses which have not been described as required.

(hh) FINRA Matters. All of the information provided to the Agents or to counsel for the Agents by the Company, its counsel, its officers and directors and, to the Company’s knowledge, the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with the offering of the Shares is true, complete, correct and compliant with Financial Industry Regulatory Authority, Inc.’s (“FINRA”) rules, and any letters, filings or other supplemental information provided by the Company to FINRA pursuant to FINRA Rules or NASD Conduct Rules is true, complete and correct in all material respects.

(ii) No Unlawful Contributions or Other Payments. Except as otherwise disclosed in the Prospectuses, neither the Company nor any of its subsidiaries nor, to the best of the Company’s knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, provincial, territorial, state or foreign office in violation of any law or of the character required to be disclosed in the Registration Statement and the Prospectuses.

(jj) Compliance with Environmental Laws. Except as described in the Prospectuses and except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change, (i) neither the Company nor any of its subsidiaries is in violation of any federal, provincial, territorial, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (iii) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its subsidiaries and (iv) to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(kk) Periodic Review of Costs of Environmental Compliance. In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Company’s attention that would reasonably be expected to result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(ll) ERISA Compliance. Except as otherwise disclosed in the Prospectuses, the Company and its subsidiaries and any “employee benefit plan” (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, “ERISA”)) established or maintained by the Company, its subsidiaries or their “ERISA Affiliates” (as defined below) are in compliance in all material respects with ERISA. “ERISA Affiliate” means, with respect to the Company or any of its subsidiaries, any member of any group of organizations described in Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the “Code”) of which the Company or such subsidiary is a member. No “reportable event” (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates. No “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such “employee benefit plan” were terminated, would have any “amount of unfunded benefit liabilities” (as defined under ERISA). Neither the Company, its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “employee benefit plan” or (ii) Sections 412, 4971, 4975 or 4980B of the Code. Each “employee benefit plan” established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification. Each pension, retirement or benefit plan of the Company or any of its subsidiaries that is governed by the laws of Canada or of any province thereof has been established, registered (where required), funded and administered in compliance in all material respects with its terms and all applicable laws.

(mm) Brokers. Except as otherwise disclosed in the Prospectuses, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(nn) No Outstanding Loans or Other Extensions of Credit. The Company does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer (or equivalent thereof) of the Company except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act.

(oo) Dividend Restrictions. Except as disclosed in the Prospectuses, no subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such subsidiary’s equity securities or from repaying to the Company or any other subsidiary of the Company any amounts that may from time to time become due under any loans or advances to such subsidiary from the Company or from transferring any property or assets to the Company or to any other subsidiary.

(pp) Canadian Reporting Issuer and Public Disclosure. The Company is a “reporting issuer” or the equivalent in good standing in each of the Canadian Qualifying Jurisdictions within the meaning of Canadian Securities Laws in the Canadian Qualifying Jurisdictions and is (i) not included in any list of defaulting reporting issuers maintained by any Canadian Qualifying Authority and (ii) in compliance, in all material respects, with all of its applicable continuous disclosure obligations and timely disclosure obligations under the Canadian Securities Laws and the rules and regulations of the TSX.

(qq) Canadian Shelf Procedures Eligibility. The Company is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Canadian Qualifying Jurisdictions and is eligible to use the Canadian Shelf Procedures. The Receipt is in full force and effect, the Canadian Base Prospectus has not lapsed under Section 2.2(3) of NI 44-102 and the entering into of this Agreement will not cause the Receipt to cease to be effective.

(rr) Canadian Shelf Procedures. The Company has prepared and filed with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures, the Canadian Base Prospectus and has obtained the Receipt for the Canadian Base Prospectus from the Reviewing Authority for and on behalf of itself and each of the other Canadian Qualifying Authorities. The aggregate amount of all Shelf Securities (including the Shares) distributed pursuant to the Canadian Base Prospectus does not and, upon completion of the offering, will not exceed US$300,000,000 being the maximum allowable amount thereunder.

(ss) No Significant Acquisition. Neither the Company nor any subsidiary (i) has made any acquisition that is a “significant acquisition” within the meaning of Canadian Securities Laws in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Canadian Prospectuses under applicable requirements of Canadian Securities Laws, or (ii) currently proposes to make an acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high, and that would be a “significant acquisition” within the meaning of the Canadian Securities Laws, if completed as of the date of the Canadian Prospectuses, and in respect of which historical and/or pro forma financial statements would be required to be included or incorporated by reference into the Canadian Prospectuses under applicable requirements of Canadian Securities Laws.

(tt) Anti-Corruption and Anti-Bribery Laws. Neither the Company nor any of its subsidiaries nor any director or officer of the Company, to the knowledge of the Company, any employee, agent, Affiliate or other person acting on behalf of the Company or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Company and its subsidiaries and, to the knowledge of the Company, the Company’s Affiliates have conducted their respective businesses in compliance with the FCPA and other applicable anti-corruption laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(uu) Money Laundering Laws. The operations of the Company and its subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules or regulations, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(vv) Sanctions. Neither the Company nor any of its subsidiaries, directors or officers, nor to the knowledge of the Company, any employee, agent, Affiliate or other person acting on behalf of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union or its member states, His Majesty’s Treasury of the United Kingdom, the Government of Canada (including under the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Criminal Code (Canada)), or other relevant sanctions authority (collectively, “Sanctions”); nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of comprehensive, territory-wide Sanctions, including, Cuba, Iran, North Korea, Syria (prior to July 1, 2025), Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine or any other Covered Region of Ukraine identified pursuant to Executive Order 14065 (each, a “Sanctioned Country”); and the Company will not, directly or knowingly indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. Since April 24, 2019, the Company and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any direct or indirect dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(ww) Export Compliance. The Company, each of its directors and officers, and each of its subsidiaries has not, nor to the knowledge of the Company, has any agent, employee acting on behalf of the Company or any of its subsidiaries or, to the knowledge of the Company, any or other Person acting on behalf of the Company or any of its subsidiaries violated or failed to comply with any applicable law related to the export or reexport of goods (including hardware, software and technology), services and know-how except in such cases as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change.

(xx) Sarbanes-Oxley. The Company is in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

(yy) Duties, Transfer Taxes, Etc. No stamp or other issuance or transfer taxes or duties are payable by the Agents in Canada or the United States or any political subdivision or taxing authority thereof or therein in connection with the execution, delivery or performance of this Agreement by the Company or the sale and delivery by the Company of the Shares, provided that, with respect to withholding taxes imposed by Canada or any subdivision therein, (i) no payment is made with respect to services rendered in Canada by a person not resident in Canada for the purposes of the Income Tax Act (Canada) or by a partnership other than a Canadian partnership within the meaning of the Income Tax Act (Canada), (ii) all services performed by an Agent under this Agreement are performed in the ordinary course of business carried on by such Agent that includes the performance of such services for a fee and (iii) such Agent deals at arm’s length with the Company within the meaning of the Income Tax Act (Canada)).

(zz) Cybersecurity. To the Company’s knowledge, the Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including all applicable Personal Data (as defined below) and all sensitive, confidential or regulated data (“Confidential Data”) used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, social insurance number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by GDPR (as defined below); (iv) any information which would qualify as “protected health information” under HIPAA; and (v) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems, Confidential Data, and Personal Data and to the protection of such IT Systems, Confidential Data, and Personal Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(aaa) Compliance with Data Privacy Laws. The Company and its subsidiaries are, and at all prior times were, in material compliance with all applicable state, provincial, territorial and federal data privacy and security laws and regulations, including without limitation HIPAA, the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (British Columbia) and the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679) (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Company has in place, complies with, and takes appropriate steps to ensure compliance in all material respects with its policies and procedures relating to data privacy and security and the collection, storage, use, processing, disclosure, handling, and analysis of Personal Data and Confidential Data (the “Policies”). The Company has made all material disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further represents that neither it nor any subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law, except, with respect to clauses (i), (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change.

(bbb) Outbound Investment Security Program. Neither the Company nor any of its subsidiaries is a “covered foreign person,” as that term is defined in 31 C.F.R. § 850.209. Neither the Company nor any of its subsidiaries currently engages, or has plans to engage, directly or indirectly, in a “covered activity,” as that term is defined in 31 C.F.R. § 850.208 (“Covered Activity”). The Company does not have any joint ventures that engage in or plan to engage in any Covered Activity. The Company also does not, directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

(ccc) Other Underwriting Agreements. The Company is not a party to any agreement with an agent or underwriter for any other “at the market” or continuous equity transaction.

(ddd) Emerging Growth Company. From the time of the initial confidential submission of the registration statement relating to the Company’s initial public offering to the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act (an “Emerging Growth Company”).

(eee) Translation Decision. The Translation Decision has been obtained by the Company, is in full force and effect and has not been amended, varied or revoked. The Company has complied, and will comply, with all of the terms and conditions of the Translation Decision and, in reliance on the Translation Decision, the Company is not required to file French language versions of the Canadian Prospectuses or of the documents incorporated by reference therein with the Autorité des marchés financiers in connection with the distribution of the Shares.

(fff) Canadian Tax and Eligibility Disclosure. To the extent included therein, the statements set forth in the Canadian Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” (or headings of like import), insofar as they purport to summarize matters of Canadian law, will be, as of the date of the Canadian Prospectus Supplement and as of each Representation Date, accurate and complete summaries of such matters in all material respects.

(ggg) Forward-Looking Information. No forward-looking information (within the meaning of Canadian Securities Laws) contained in the Canadian Prospectuses has been made without a reasonable basis or has been disclosed other than in good faith, and the Company has complied in all material respects with the requirements of Part 4A of National Instrument 51-102 – Continuous Disclosure Obligations in respect of such forward-looking information.

(hhh) Transfer Agent and Registrar. TSX Trust Company, at its principal offices in Vancouver, British Columbia, has been duly appointed as the registrar and transfer agent for the Common Shares.

Any certificate signed by any officer or representative of the Company or any of its subsidiaries and delivered to the Agents or counsel for the Agents in connection with an issuance of Shares shall be deemed a representation and warranty by the Company to the Agents as to the matters covered thereby on the date of such certificate.

The Company acknowledges that the Agents and, for purposes of the opinions to be delivered pursuant to Section 4(p) hereof, counsel to the Company and counsel to the Agents will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 3. ISSUANCE AND SALE OF COMMON SHARES

(a) Sale of Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may from time to time seek to sell Shares through any of the Agents, acting as sales agent, or directly to any of the Agents, acting as principal, as follows, with an aggregate Sales Price of up to the Maximum Program Amount, based on and in accordance with Issuance Notices as the Company may deliver, during the Agency Period.

(b) Mechanics of Issuances.

(i) Issuance Notice. Upon the terms and subject to the conditions set forth herein, on any Trading Day during the Agency Period on which the conditions set forth in Section 5(a) and Section 5(b) shall have been satisfied, the Company may exercise its right to request an issuance of Shares by delivering to the applicable Agent an Issuance Notice; provided, however, that (A) in no event may the Company deliver an Issuance Notice to the extent that the sum of (x) the aggregate Sales Price of the requested Issuance Amount, plus (y) the aggregate Sales Price of all Shares issued under all previous Issuance Notices effected pursuant to this Agreement, would exceed the Maximum Program Amount; and (B) prior to delivery of any Issuance Notice, the period set forth for any previous Issuance Notice shall have expired or been terminated. An Issuance Notice shall be considered delivered on the Trading Day that it is received by email to the persons set forth in Schedule A hereto and confirmed by the Company by telephone (including a voicemail message to the persons so identified), with the understanding that, with adequate prior written notice, the Agents may modify the list of such persons from time to time.

(ii) Agent Efforts. Upon the terms and subject to the conditions set forth in this Agreement, upon the receipt of an Issuance Notice, the receiving Agent will use commercially reasonable efforts consistent with its normal sales and trading practices to place the Shares with respect to which the Agent has agreed to act as sales agent, subject to, and in accordance with the information specified in, the Issuance Notice, unless the sale of the Shares described therein has been suspended, cancelled or otherwise terminated in accordance with the terms of this Agreement. For the avoidance of doubt, the parties to this Agreement may modify an Issuance Notice at any time provided they both agree in writing to any such modification.

(iii) Method of Offer and Sale. The Shares may be offered and sold (A) in negotiated transactions with the consent of the Company or; (B) by any other method permitted by law deemed to be an “at-the-market distribution” as defined in NI 44-102 and an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on the Principal Market or the TSX or any other “marketplace” (as such term is defined in National Instrument 21-101 – Marketplace Operation) in Canada, or sales made into any other existing trading market of the Common Shares. Nothing in this Agreement shall be deemed to require either party to agree to the method of offer and sale specified in the preceding sentence, and (except as specified in clause (A) above) the method of placement of any Shares by the applicable Agent shall be at such Agent’s discretion. Notwithstanding the foregoing, sales of Shares on the TSX or any other Canadian marketplace, and any other sales of Shares to purchasers in Canada, shall be made only by or through Jefferies Securities, Inc., and sales of Shares on the Principal Market or any other United States marketplace shall be made only by or through Jefferies LLC.

(iv) Confirmation to the Company. If acting as sales agent hereunder, each applicable Agent will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which it has placed Shares hereunder setting forth the number of Shares sold on such Trading Day, the corresponding Sales Price and the Issuance Price payable to the Company in respect thereof.

(v) Settlement. Each issuance of Shares will be settled on the applicable Settlement Date for such issuance of Shares and, subject to the provisions of Section 5, on each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Shares being sold by crediting the relevant Agent or its designee’s account at The Depository Trust Company through its Deposit/Withdrawal At Custodian (DWAC) System, or at CDS Clearing and Depository Services Inc., as applicable, or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Shares, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, the relevant Agent will deliver, by wire transfer of immediately available funds, the related Issuance Price in same day funds delivered to an account designated by the Company prior to the Settlement Date. The Company may sell Shares to such Agent as principal at a price agreed upon at each relevant time Shares are sold pursuant to this Agreement (each, a “Time of Sale”).

(vi) Suspension or Termination of Sales. Consistent with standard market settlement practices, the Company or the applicable Agent may, upon notice to the other party hereto in writing or by telephone (confirmed immediately by verifiable email), suspend any sale of Shares, and the period set forth in an Issuance Notice shall immediately terminate; provided, however, that (A) such suspension and termination shall not affect or impair either party’s obligations with respect to any Shares placed or sold hereunder prior to the receipt of such notice; (B) if the Company suspends or terminates any sale of Shares after the relevant Agent confirms such sale to the Company, the Company shall still be obligated to comply with Section 3(b)(v) with respect to such Shares; and (C) if the Company defaults in its obligation to deliver Shares on a Settlement Date, the Company agrees that it will hold each Agent harmless against any loss, claim, damage or expense (including, without limitation, penalties, interest and reasonable and documented legal fees and expenses), as incurred, arising out of or in connection with such default by the Company. The parties hereto acknowledge and agree that, in performing its obligations under this Agreement, each Agent may borrow Common Shares from stock lenders in the event that the Company has not delivered Shares to settle sales as required by subsection (v) above, and may use the Shares solely to settle or close out such borrowings. The Company agrees that no such notice shall be effective against such Agent unless it is made to the persons identified in writing by the Agents pursuant to Section 3(b)(i).

(vii) No Guarantee of Placement, Etc. The Company acknowledges and agrees that (A) there can be no assurance that the Agents will be successful in placing Shares; (B) the Agents will incur no liability or obligation to the Company or any other Person if they do not sell Shares; and (C) the Agents shall be under no obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by the applicable Agent and the Company.

(viii) Material Non-Public Information. Notwithstanding any other provision of this Agreement, the Company and the Agents agree that the Company shall not deliver any Issuance Notice to the Agents, and the Agents shall not be obligated to place any Shares, during any period in which the Company is in possession of material non-public information (including any material fact or material change, each as defined under Canadian Securities Laws, that has not been generally disclosed).

(c) Fees. As compensation for services rendered, the Company shall pay to the relevant Agent, on the applicable Settlement Date, the Selling Commission for the applicable Issuance Amount (including with respect to any suspended or terminated sale pursuant to Section 3(b)(vi)) by such Agent deducting the Selling Commission from the applicable Issuance Amount.

(d) Expenses. The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs); (ii) all fees and expenses of the registrar and transfer agent of the Shares; (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares by the Company; (iv) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors; (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), the Prospectuses, any Free Writing Prospectus (as defined below) prepared by or on behalf of, used by, or referred to by the Company, and all amendments and supplements thereto, and this Agreement; (vi) all filing fees, reasonable and documented attorneys’ fees and expenses incurred by the Company or the Agents in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws or Canadian Securities Laws (including all fees payable to the Canadian Qualifying Authorities and the TSX in connection with the Canadian Prospectuses and the listing of the Shares), and, if requested by the Agents, preparing and printing a “Blue Sky Survey” or memorandum and any supplements thereto, advising the Agents of such qualifications, registrations, determinations and exemptions; (vii) the reasonable and documented fees and disbursements of the Agents’ counsel, including the reasonable and documented fees and expenses of counsel for the Agents in connection with FINRA review, if any, and approval of the Agents’ participation in the offering and distribution of the Shares; (viii) the filing fees incident to FINRA review, if any; and (ix) the fees and expenses associated with listing the Shares on the Principal Market and the TSX. The fees and disbursements of the Agents’ counsel pursuant to subsections (vi) and (vii) above shall not exceed (A) US$125,000 in connection with execution of this Agreement, (B) US$60,000 for each program “refresh” (filing of a new registration statement, prospectus or prospectus supplement relating to the Shares and/or an amendment of this Agreement), excluding any expense reimbursement otherwise governed by Sections 3(d)(A), (C), and (D) of this Agreement; (C) US$35,000 in connection with each Triggering Event Date (as defined below) involving the filing of a Form 40-F on which the Company is required to provide a certificate pursuant to Section 4(o); and (D) US$25,000 in connection with each other Triggering Event Date on which the Company is required to provide a certificate pursuant to Section 4(o).

Section 4. ADDITIONAL COVENANTS

The Company covenants and agrees with the Agents as follows, in addition to any other covenants and agreements made elsewhere in this Agreement:

(a) Exchange Act Compliance; Canadian Securities Laws Compliance. During the Agency Period, the Company shall (i) file, on a timely basis, with the Commission all reports and documents required to be filed under Section 13, 14 or 15 of the Exchange Act in the manner and within the time periods required by the Exchange Act; and file, on a timely basis, with the Canadian Qualifying Authorities all reports and documents required to be filed pursuant to applicable Canadian Securities Laws, as appropriate, and furnish to the Commission, on a timely basis, reports on Form 6-K (including exhibits) required to be furnished pursuant to applicable Rules and Regulations; and (ii) either (A) include in its quarterly reports on Form 6-K and its annual reports on Form 40-F, and annual and interim management’s discussion and analysis prepared and filed in accordance with Canadian Securities Laws, as applicable, a summary detailing, for the relevant reporting period, (1) the number and average price of Shares sold through the Agents pursuant to this Agreement, the aggregate gross proceeds, the aggregate Selling Commission paid or payable and (2) the net proceeds received by the Company from such sales (or file the report contemplated by Section 9.4(1) of NI 44-102 within the time period prescribed thereby) or (B) prepare a prospectus supplement containing, or include in such other filing permitted by the Securities Act or Exchange Act (each an “Interim Prospectus Supplement”), such summary information and, at least once a quarter and subject to this Section 4, file such Interim Prospectus Supplement pursuant to Rule 424(b) under the Securities Act (and within the time periods required by Rule 424(b) and Rule 430B under the Securities Act).

The Company will use commercially reasonable efforts to comply with all requirements imposed upon it by the Canadian Securities Laws as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Shares as contemplated by the provisions hereof, the Registration Statement and the Prospectuses.

(b) Securities Act Compliance. After the date of this Agreement, the Company shall promptly advise the Agents in writing (i) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission or the Canadian Qualifying Authorities; (ii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Prospectuses or any Free Writing Prospectus; (iii) of the time and date that any post-effective amendment to the Registration Statement becomes effective; and (iv) of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto, any amendment or supplement to the Prospectuses or of any order preventing or suspending the use of any Free Writing Prospectus or the Prospectuses, or of any cease trade order or other order of any Canadian Qualifying Authority or the TSX having the effect of ceasing or suspending trading in the Common Shares or the distribution of the Shares, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from any securities exchange upon which they are listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes. If the Commission or the Canadian Qualifying Authorities shall enter any such stop order or cease trade order at any time, the Company will use commercially reasonable efforts to obtain the lifting of such order as soon as reasonably practicable. Additionally, the Company agrees that it shall comply with the provisions of Rule 424(b) and Rule 433, as applicable, under the Securities Act and will use its reasonable efforts to confirm that any filings made by the Company under such Rule 424(b) or Rule 433 were received in a timely manner by the Commission.

(c) Amendments and Supplements to the Prospectuses and Other Securities Act Matters. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectuses are delivered to a purchaser, not misleading, or if in the reasonable opinion of the Agents or counsel for the Agents it is otherwise necessary to amend or supplement the Prospectuses to comply with applicable law, including the Securities Act or the Canadian Securities Laws, the Company agrees (subject to Section 4(d) and Section 4(f)) to promptly prepare, file with the Commission and the Canadian Qualifying Authorities, as applicable (including, where permitted by NI 44-102 and its companion policy, by means of a Designated News Release), and furnish at its own expense to the Agents, amendments or supplements to the Prospectuses so that the statements in the Prospectuses as so amended or supplemented will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the Prospectuses are delivered to a purchaser, not misleading, or so that the Prospectuses, as amended or supplemented, will comply with applicable law including the Securities Act and the Canadian Securities Laws. Notwithstanding the foregoing, the Company shall not be required to file such amendment or supplement if there is no pending Issuance Notice and the Company believes that it is in its best interest not to file such amendment or supplement; provided that the Company shall not deliver any Issuance Notice until such amendment or supplement has been filed. Neither the Agents’ consent to, or delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 4(d) and Section 4(f).

(d) Agents’ Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement or the Prospectuses (excluding any amendment or supplement through incorporation of any report filed under the Exchange Act), the Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, insofar as such proposed amendment or supplement relates to the transactions contemplated hereby. and the Company shall not file or use any such proposed amendment or supplement without the Agents’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) and shall file with the Commission or Canadian Qualifying Authorities, as applicable, within the applicable period specified under the Securities Act or applicable Canadian Securities Laws, any prospectus required to be filed thereunder.

(e) Use of Free Writing Prospectus. Neither the Company nor the Agents have prepared, used, referred to or distributed, or will prepare, use, refer to or distribute, without the other party’s prior written consent, any “written communication” that constitutes a “free writing prospectus” as such terms are defined in Rule 405 under the Securities Act with respect to the offering contemplated by this Agreement (any such free writing prospectus being referred to herein as a “Free Writing Prospectus”). The Company has not provided, and will not provide without the prior written consent of the Agents, any “marketing materials” (as such term is defined in National Instrument 41-101 – General Prospectus Requirements) to any potential investors in the Common Shares.

(f) Free Writing Prospectuses. The Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed Free Writing Prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed Free Writing Prospectus or any amendment or supplement thereto without the Agents’ consent (such consent not to be unreasonably withheld). The Company shall furnish to the Agents, without charge, as many copies of any Free Writing Prospectus prepared by or on behalf of, or used by the Company, as the Agents may reasonably request. If at any time when a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares (but in any event if at any time through and including the date of this Agreement) there occurred or occurs an event or development as a result of which any Free Writing Prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such Free Writing Prospectus to eliminate or correct such conflict or so that the statements in such Free Writing Prospectus as so amended or supplemented will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such Free Writing Prospectus, the Company shall furnish to the Agents for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented Free Writing Prospectus and the Company shall not file, use or refer to any such amended or supplemented Free Writing Prospectus without the Agents’ consent (such consent not to be unreasonably withheld). For the avoidance of doubt, no Free Writing Prospectus shall be filed or used if the Company is an Ineligible Issuer (as such term is defined in Rule 405 of the Securities Act).

(g) Filing of Agent Free Writing Prospectuses. The Company shall not take any action that would result in the Agents or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a Free Writing Prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(h) Copies of Registration Statement and Prospectus. After the date of this Agreement through the last time that a prospectus is required by the Securities Act (including, without limitation, pursuant to Rule 173(d)) to be delivered in connection with sales of the Shares, the Company agrees to furnish the Agents with copies (which may be electronic copies) of the Registration Statement and each amendment thereto, and with copies of the Prospectuses and each amendment or supplement thereto in the form in which it is filed with the Commission pursuant to the Securities Act or with Canadian Qualifying Authorities pursuant to Canadian Securities Laws, as applicable, both in such quantities as the Agents may reasonably request from time to time; and, if the delivery of a prospectus is required under the Securities Act or under the blue sky or securities laws of any jurisdiction at any time on or prior to the applicable Settlement Date for any period set forth in an Issuance Notice in connection with the offering or sale of the Shares and if at such time any event has occurred as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectuses are delivered, not misleading, or, if for any other reason it is necessary during such same period to amend or supplement the Prospectuses or to file under the Exchange Act or Canadian Securities Laws any document incorporated by reference in the Prospectuses in order to comply with the Securities Act, the Exchange Act, or the Canadian Securities Laws, to notify the Agents and to request that the Agents suspend offers to sell Shares (and, if so notified, the Agents shall cease such offers as soon as practicable); and if the Company decides to amend or supplement the Registration Statement or the Prospectuses as then amended or supplemented, to advise the Agents promptly by telephone (with confirmation in writing) and to prepare and cause to be filed promptly with the Commission and, if necessary, the Canadian Qualifying Authorities, an amendment or supplement to the Registration Statement or the Prospectuses as then amended or supplemented that will correct such statement or omission or effect such compliance; provided, however, that if during such same period the Agents are required to deliver a prospectus in respect of transactions in the Shares, the Company shall promptly prepare and file with the Commission or Canadian Qualifying Authorities, as applicable, such an amendment or supplement.

(i) Blue Sky Compliance. The Company shall cooperate with the Agents and counsel for the Agents to qualify or register the Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws or the securities laws of the Canadian Qualifying Jurisdictions (or other foreign laws) of those jurisdictions designated by the Agents, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a corporation. The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use commercially reasonable efforts to obtain the withdrawal thereof as soon as practicable.

(j) Earnings Statement. As soon as practicable, the Company will make generally available to its security holders and to the Agents an earnings statement (which need not be audited) covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act, which requirement may be satisfied by publicly filing or furnishing the required information on EDGAR or SEDAR+.

(k) Listing; Reservation of Shares. (i) The Company will use commercially reasonable efforts to obtain, prior to the delivery of the first Issuance Notice, the conditional approval of the TSX for the listing of the Shares, will use commercially reasonable efforts to satisfy all conditions of such approval within the time period required by the TSX, will maintain the listing of the Common Shares (including the Shares) on the Principal Market and the TSX, and will provide the TSX and the Principal Market with all information, notices and filings they require with respect to the offering of the Shares within the time periods prescribed by them; (ii) the Company will use commercially reasonable efforts to maintain its status as a reporting issuer (or the equivalent) not in default under the Canadian Securities Laws in each of the Canadian Qualifying Jurisdictions; and (iii) the Company will reserve and keep available at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(l) Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(m) Due Diligence. During the term of this Agreement, the Company will reasonably cooperate with any reasonable due diligence review conducted by the Agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during normal business hours and at the Company’s principal offices or virtually, as the Agents may reasonably request from time to time.

(n) Representations and Warranties. The Company acknowledges that each delivery of an Issuance Notice and each delivery of Shares on a Settlement Date shall be deemed to be (i) an affirmation to the Agents that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such Issuance Notice or of such Settlement Date, as the case may be, as though made at and as of each such date, except as may be disclosed in the Prospectuses (including any documents incorporated by reference therein and any supplements thereto); and (ii) an undertaking that the Company will advise the Agents if any of such representations and warranties will not be true and correct as of the Settlement Date for the Shares relating to such Issuance Notice, as though made at and as of each such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented relating to such Shares and except as any such representation or warranty is, by its express terms, limited to a specific date).

(o) Deliverables at Triggering Event Dates; Certificates. The Company agrees that on or prior to the date of the first Issuance Notice and, during the term of this Agreement after the date of the first Issuance Notice, upon:

(i) the filing of an amendment or supplement of the Registration Statement or the Prospectuses (other than a prospectus supplement relating solely to an offering of securities other than the Shares or a prospectus filed pursuant to Section 4(a)(ii)(B)), by means of a post-effective amendment, sticker or supplement, but not by means of incorporation of documents by reference into the Registration Statement or Prospectuses; or

(ii) the filing with the Commission of an annual report on Form 40-F or quarterly financial information on Form 6-K (including any such filings that contain amended financial information or a material amendment to the previously filed annual report on Form 40-F or quarterly financial information on Form 6-K), or the filing with the Canadian Qualifying Authorities of the Company’s annual information form, annual or interim financial statements or related management’s discussion and analysis (or any amendment to any of the foregoing), in each case, of the Company;

(any such event, a “Triggering Event Date”), the Company shall furnish the Agents with a certificate as of the Triggering Event Date, in form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as amended or supplemented, (A) confirming that the representations and warranties of the Company contained in this Agreement are true and correct, (B) confirming that the Company has performed all of its obligations hereunder to be performed on or prior to the date of such certificate and as to the matters set forth in Section 5(a)(iii) hereof, and (C) containing any other certification that the Agents shall reasonably request. The requirement to provide a certificate under this Section 4(o) shall be waived for any Triggering Event Date occurring at a time when no Issuance Notice is pending or a suspension is in effect, which waiver shall continue until the earlier to occur of the date the Company delivers instructions for the sale of Shares hereunder (which for such calendar quarter shall be considered a Triggering Event Date) and the next occurring Triggering Event Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Triggering Event Date when a suspension was in effect and did not provide the Agents with a certificate under this Section 4(o), then before the Company delivers the instructions for the sale of Shares or the Agents sell any Shares pursuant to such instructions, the Company shall provide the Agents with a certificate in conformity with this Section 4(o) dated as of the date that the instructions for the sale of Shares are issued.

(p) Legal Opinions. On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable, and excluding the date of this Agreement, the Company shall cause to be furnished to the Agents a negative assurance letter and the written legal opinion of Troutman Pepper Locke LLP, U.S. counsel to the Company (“Company U.S. Counsel”), an opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Company (“Company Canadian Counsel”), an opinion of Seed Intellectual Property Law Group LLP, intellectual property counsel to the Company (“IP Counsel”), and an opinion of Austin Legal Group Pty Ltd, Australian counsel for the Company (“Australian Counsel”) (or, in each case, such counsel to the Company as shall be reasonably satisfactory to the Agents), each dated the date of delivery, in form and substance reasonably satisfactory to the Agents and their counsel, substantially similar to the form previously provided to the Agents and their counsel, modified, as necessary, to relate to the Registration Statement and the Prospectuses as then amended or supplemented. In lieu of such opinions for subsequent periodic filings, in the discretion of the Agents, the Company may furnish a reliance letter from such counsel to the Agents, permitting the Agents to rely on a previously delivered opinion letter, modified as appropriate for any passage of time or Triggering Event Date (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended or supplemented as of such Triggering Event Date).

(q) Comfort Letter. On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable and excluding the date of this Agreement, the Company shall cause each independent registered public accounting firm who has audited or reviewed the financial statements included or incorporated by reference in the Registration Statement, to furnish the Agents a comfort letter, dated the date of delivery, in form and substance reasonably satisfactory to the Agents and their counsel, addressing the Registration Statement and the Prospectuses (including the Canadian Prospectuses) and prepared in accordance with PCAOB AS 6101 (Letters for Underwriters and Certain Other Requesting Parties) and CPA Canada Handbook – Assurance Section 7200 (Auditor Assistance to Underwriters and Others), or any successor standards, as applicable, substantially similar to the form previously provided to the Agents and their counsel; provided, however, that any such comfort letter will only be required on the Triggering Event Date specified to the extent that it contains financial statements filed with the Commission under the Exchange Act or with the Canadian Qualifying Authorities under Canadian Securities Laws and incorporated or deemed to be incorporated by reference into the Prospectuses. If requested by the Agents, the Company shall also cause a comfort letter to be furnished to the Agents on the date of occurrence of any material transaction or event requiring the filing of a report on Form 6-K containing material amended financial information of the Company, including the restatement of the Company’s financial statements; provided, that the Company shall not be required to deliver a comfort letter pursuant to this sentence if there is no pending Issuance Notice and shall not be required to so deliver a comfort letter until the earlier of the next Triggering Event Date or the next time the Company delivers an Issuance Notice to the Agents. The Company shall be required to furnish no more than one comfort letter hereunder per each filing of an annual report on Form 40-F or quarterly financial information on Form 6-K (or the Canadian equivalent thereof).

(r) Secretary’s Certificate. On or prior to the date of the first Issuance Notice and on or prior to each Triggering Event Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(o) for which no waiver is applicable and excluding the date of this Agreement, the Company shall furnish the Agents a certificate executed by the Secretary or another officer of the Company, signing in such capacity, dated the date of delivery (i) certifying that attached thereto are true and complete copies of the notice of articles and articles of the Company and of the resolutions duly adopted by the Board of Directors of the Company authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Shares pursuant to this Agreement), which authorization shall be in full force and effect on and as of the date of such certificate, (ii) certifying and attesting to the office, incumbency, due authority and specimen signatures of each Person who executed this Agreement for or on behalf of the Company, and (iii) containing any other certification that the Agents shall reasonably request.

(s) Agents’ Own Accounts; Clients’ Account. The Company consents to the Agents trading, in compliance with applicable law, in the Common Shares for the Agents’ own accounts and for the account of their clients at the same time as sales of the Shares occur pursuant to this Agreement.

(t) Investment Limitation. The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Shares in such a manner as would require the Company or any of its subsidiaries to register as an “investment company” under the Investment Company Act.

(u) Market Activities. The Company has not taken, nor will take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its Affiliates to, comply with all applicable provisions of Regulation M and the anti-manipulation provisions of Canadian Securities Laws. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Agents (or, if later, at the time stated in the notice), the Company will, and shall use commercially reasonable efforts to cause each of its Affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the Commission) did apply. The Company shall promptly notify the Agents if it no longer meets the requirements set forth in Section (d) of Rule 102.

(v) Notice of Other Sale. Without the written consent of Jefferies LLC, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares or securities convertible into or exchangeable for Common Shares (other than Shares hereunder), warrants or any rights to purchase or acquire Common Shares, or effect a reverse stock split, recapitalization, share consolidation, reclassification or similar transaction affecting the outstanding Common Shares, during the period beginning on the third Trading Day immediately prior to the date on which any Issuance Notice is delivered to the Agents hereunder and ending on the earlier of (x) the third Trading Day immediately following the Settlement Date with respect to Shares sold pursuant to such Issuance Notice and (y) the Trading Day after the date on which the Company or the applicable Agent provides notice of suspension or termination of sales pursuant to Section 3(b)(vi) or the Company provides written confirmation to the Agents cancelling such Issuance Notice; provided, however, that such restrictions will not be required in connection with the Company’s (i) issuance or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise or settlement of options, restricted share units or other equity awards pursuant to any officer, employee, director, consultant or advisor share option, incentive or benefit plan, share purchase or ownership plan, long-term incentive plan, dividend reinvestment plan, inducement award under Principal Market or TSX rules or other compensation plan of the Company or its subsidiaries, whether now in effect or hereafter implemented, and the filing of a Form S-8 with respect thereto, (ii) issuance or sale of Common Shares issuable upon exchange, conversion or redemption of securities or the exercise, vesting or settlement of warrants, options or other equity awards outstanding at the date of this Agreement or disclosed in filings by the Company available on EDGAR or SEDAR+, (iii) issuance or sale of Common Shares or securities convertible into or exchangeable for Common Shares as consideration for mergers, acquisitions, other business combinations, joint ventures, collaborations, licensing arrangements, strategic alliances, or manufacturing, distribution, marketing, supply, sponsored research, technology transfer or development, or other business transactions (including, without limitation, collaborations or arrangements involving research and/or development activities) occurring after the date of this Agreement which are not used solely for capital raising purposes, provided that the aggregate number of Common Shares issued, or issuable pursuant to the conversion or exchange of securities convertible into or exchangeable for Common Shares, under this clause (iii) does not exceed 5% of the aggregate number of Common Shares outstanding immediately prior to giving effect to such issuance or sale, and (iv) modification of any outstanding options, warrants or any rights to purchase or acquire Common Shares. Subject to the exceptions set forth in clauses (i) through (iv) of the preceding sentence, the Company will not directly or indirectly enter into any other “at the market” or continuous equity transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Common Shares (other than the Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares prior to the termination of this Agreement.

(w) Prospectus Supplements; NI 44-102 Filings. The Company shall, as soon as practicable following the date of this Agreement and in any event prior to the delivery of the first Issuance Notice, (i) prepare and file the Canadian Prospectus Supplement with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures (including Part 9 of NI 44-102) and the Translation Decision, (ii) prepare and file the U.S. Prospectus Supplement with the Commission in accordance with General Instruction II.L of Form F-10, and (iii) issue and file a news release announcing that it has entered into this Agreement and file a copy of this Agreement on SEDAR+, in each case as required by Section 9.3(1)(d) of NI 44-102, in each case in form and substance satisfactory to the Agents, acting reasonably. The Company shall not deliver any Issuance Notice until the foregoing filings have been made.

(x) Translation Decision. The Company shall comply with all of the terms and conditions of the Translation Decision and shall promptly notify the Agents (i) of any amendment, variation or revocation of the Translation Decision or of any communication from the Autorité des marchés financiers with respect thereto, and (ii) if the Company proposes to make any distribution of securities to purchasers in Québec that would require the Company, under the terms of the Translation Decision, to file French language versions of the Canadian Base Prospectus or of any document incorporated by reference therein.

Section 5. CONDITIONS TO DELIVERY OF ISSUANCE NOTICES AND TO SETTLEMENT

(a) Conditions Precedent to the Right of the Company to Deliver an Issuance Notice and the Obligation of the Agents to Sell Shares. The right of the Company to deliver an Issuance Notice hereunder is subject to the satisfaction, on the date of delivery of such Issuance Notice, and the obligation of the applicable Agent to use commercially reasonable efforts to place Shares during the applicable period set forth in the Issuance Notice is subject to the satisfaction, on each Trading Day during the applicable period set forth in the Issuance Notice, of each of the following conditions:

(i) Accuracy of the Company’s Representations and Warranties; Performance by the Company. The Company shall have delivered the certificate required to be delivered pursuant to Section 4(o) on or before the date on which delivery of such certificate is required pursuant to Section 4(o). The Company shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to such date, including, but not limited to, the covenants contained in Section 4(p), Section 4(q) and Section 4(r).

(ii) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby that prohibits or directly and materially adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that would reasonably be expected to have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by this Agreement.

(iii) Material Adverse Changes. Except as disclosed in the Prospectuses and the Time of Sale Information, (a) in the judgment of the Agents there shall not have occurred any Material Adverse Change; and (b) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” as such term is defined for purposes of Section 3(a)(62) of the Exchange Act.

(iv) No Suspension of Trading in or Delisting of Common Shares; Other Events. The trading of the Common Shares (including without limitation the Shares) shall not have been suspended by the Commission, the Canadian Qualifying Authorities, the Principal Market, the TSX or FINRA and the Common Shares (including without limitation the Shares) shall have been approved for listing or quotation on and shall not have been delisted from the Principal Market or the TSX. There shall not have occurred (and be continuing in the case of occurrences under clauses (i) and (ii) below) any of the following: (i) trading or quotation in any of the Company’s securities shall have been suspended or limited by the Commission or by the Principal Market or the TSX or trading in securities generally on the Principal Market or the TSX shall either have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission, the Canadian Qualifying Authorities or FINRA; (ii) a general banking moratorium shall have been declared by any of the United States federal or New York authorities or by any Canadian federal, provincial or territorial authorities; or (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States, Canadian or international financial markets, or any substantial change or development involving a prospective substantial change in United States’, Canada’s or international political, financial or economic conditions, as in the judgment of the Agents is material and adverse and makes it impracticable to market the Shares in the manner and on the terms described in the Prospectuses or to enforce contracts for the sale of securities.

(v) Canadian Prospectus Supplement; Translation Decision; TSX Listing. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities in accordance with the Canadian Shelf Procedures and the U.S. Prospectus Supplement shall have been filed with the Commission in accordance with General Instruction II.L of Form F-10; the Receipt shall be in full force and effect and the Canadian Base Prospectus shall not have lapsed under NI 44-102; the Translation Decision shall be in full force and effect without amendment; and the TSX shall have conditionally approved the listing of the Shares, subject only to the satisfaction of customary conditions, and such approval shall not have been revoked.

(b) Documents Required to be Delivered on each Issuance Notice Date. The Agents’ obligation to use their commercially reasonable efforts to place Shares hereunder shall additionally be conditioned upon the delivery to the Agents on or before the Issuance Notice Date of a certificate in form and substance reasonably satisfactory to the Agents, executed by the Chief Executive Officer, President or Chief Financial Officer of the Company, to the effect that all conditions to the delivery of such Issuance Notice shall have been satisfied as at the date of such certificate (which certificate shall not be required if the foregoing representations shall be set forth in the Issuance Notice).

(c) No Misstatement or Material Omission. The Agents shall not have advised the Company that the Registration Statement, the Prospectuses or the Time of Sale Information, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agents’ reasonable opinion is material, or omits to state a fact that in the Agents’ reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d) Agents’ Counsel Legal Opinion and Negative Assurance Letter. The Agents shall have received from U.S. counsel for the Agents such legal opinion and negative assurance letter, on or before the date on which the delivery of the Company U.S. Counsel, Company Canadian Counsel, IP Counsel, and Australian Counsel legal opinions is required pursuant to Section 4(p), with respect to such matters as the Agents may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

Section 6. INDEMNIFICATION AND CONTRIBUTION

(a) Indemnification of the Agents. The Company agrees to indemnify and hold harmless each Agent, its Affiliates and its and their respective directors, officers and employees, and each person, if any, who controls each Agent within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which each Agent or such officer, employee or controlling person may become subject, under the Securities Act, the Exchange Act, Canadian Securities Laws, other federal, provincial, territorial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof pursuant to Rule 430B under the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) any misrepresentation (as defined under Canadian Securities Laws) contained in the Canadian Prospectuses (or any amendment or supplement thereto), including any document incorporated by reference therein and any Designated News Release; or (iv) any order made or any inquiry, investigation or proceeding commenced or threatened by any Canadian Qualifying Authority, the TSX or any other competent authority based upon any actual or alleged misrepresentation in the Canadian Prospectuses or any actual or alleged failure by the Company to comply with Canadian Securities Laws in connection with the distribution of the Shares, which prevents or restricts the trading in or the distribution of the Shares, and to reimburse each Agent and each such Affiliate, director, officer, employee and controlling person for any and all documented out of pocket expenses (including the reasonable and documented fees and disbursements of counsel chosen by the Agents, subject to Section 6(c)) as such expenses are reasonably incurred by the Agents or such officer, employee or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Agents expressly for use in the Registration Statement, any such Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Agents to the Company consists of the Agent Information (as defined below). The indemnity agreement set forth in this Section 6(a) shall be in addition to any liabilities that the Company may otherwise have.

(b) Indemnification of the Company, its Directors and Officers. The Agents, severally and not jointly, agree to indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which the Company or any such director, officer or controlling person may become subject, under the Securities Act, the Exchange Act, Canadian Securities Laws, or other federal, provincial, territorial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions where Shares have been offered or sold or at common law or otherwise (including in settlement of any litigation), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof pursuant to Rule 430B under the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Free Writing Prospectus that the Company has used, referred to or filed, or is required to file, pursuant to Rule 433(d) of the Securities Act or the Prospectuses (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) any misrepresentation (as defined under Canadian Securities Laws) contained in the Canadian Prospectuses (or any amendment or supplement thereto); but, for each of (i), (ii) and (iii) above, only to the extent arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Agents expressly for use in the Registration Statement, any such Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Agents to the Company consists of the information set forth in the first sentence of the thirteenth paragraph under the caption “Plan of Distribution” in the Prospectuses (the “Agent Information”), and to reimburse the Company and each such director, officer and controlling person for any and all expenses (including the fees and disbursements of one counsel chosen by the Company) as such expenses are reasonably incurred by the Company or such officer, director or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action. The indemnity agreement set forth in this Section 6(b) shall be in addition to any liabilities that the Agents or the Company may otherwise have.

(c) Notifications and Other Indemnification Procedures. Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 6, notify the indemnifying party in writing of the commencement thereof, but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise than under the indemnity agreement contained in this Section 6 or to the extent it is not materially prejudiced as a proximate result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on the advice of counsel, that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select one separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election so to assume the defense of such action and approval by the indemnified party of counsel (not to be unreasonably withheld, delayed or conditioned), the indemnifying party will not be liable to such indemnified party under this Section 6 for any reasonable and documented legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the fees and expenses of more than one separate counsel (together with local counsel), representing the indemnified parties who are parties to such action), which counsel (together with any local counsel) for the indemnified parties shall be selected by the indemnified party (in the case of counsel for the indemnified parties referred to in Section 6(a) and Section 6(b) above), (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action or (iii) the indemnifying party has authorized in writing the employment of counsel for the indemnified party at the expense of the indemnifying party, in each of which cases the reasonable and documented fees and expenses of counsel shall be at the expense of the indemnifying party and shall be paid as they are incurred.

(d) Settlements. The indemnifying party under this Section 6 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 6(c) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request; and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding.

(e) Contribution. If the indemnification provided for in this Section 6 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Agents, on the other hand, from the offering of the Shares pursuant to this Agreement; or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Agents, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total gross proceeds from the offering of the Shares (before deducting expenses) received by the Company bear to the total Selling Commission actually received by the Agents. The relative fault of the Company, on the one hand, and the Agents, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company, on the one hand, or the Agents, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 6(c), any reasonable and documented legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 6(c) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 6(e); provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 6(c) for purposes of indemnification.

The Company and the Agents agree that it would not be just and equitable if contribution pursuant to this Section 6(e) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 6(e).

Notwithstanding the provisions of this Section 6(e), the Agents shall not be required to contribute any amount in excess of the Selling Commission actually received by the Agents in connection with the offering contemplated hereby. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 6(e), each officer and employee of the Agents and each person, if any, who controls each Agent within the meaning of the Securities Act or the Exchange Act shall have the same rights to contribution as the Agents, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company. The Agents’ respective obligations to contribute pursuant to this Section 6(e) are several in proportion to the respective number of Shares they have sold hereunder, and not joint.

Section 7. TERMINATION & SURVIVAL

(a) Term. Subject to the provisions of this Section 7, the term of this Agreement shall continue from the date of this Agreement until the end of the Agency Period, unless earlier terminated by the parties to this Agreement pursuant to this Section 7.

(b) Termination; Survival Following Termination.

(i) The Company and each of the Agents may terminate this Agreement prior to the end of the Agency Period, by giving written notice as required by this Agreement, upon ten (10) Trading Days’ notice to the other party; provided that, (A) if the Company terminates this Agreement after an Agent confirms to the Company any sale of Shares, the Company shall remain obligated to comply with Section 3(b)(v) with respect to such Shares and (B) Section 2, Section 3(d), Section 6, Section 7 and Section 8 shall survive termination of this Agreement. If termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall nevertheless settle in accordance with the terms of this Agreement.

(ii) In addition to the survival provision of Section 7(b)(i), the respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers and of the Agents set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of the Agents or the Company or any of its or their partners, officers or directors or any controlling person, as the case may be, and, anything herein to the contrary notwithstanding, will survive delivery of and payment for the Shares sold hereunder and any termination of this Agreement.

Section 8. MISCELLANEOUS

(a) Press Releases and Disclosure. The Company may issue a press release describing the material terms of the transactions contemplated hereby as soon as reasonably practicable following the date of this Agreement, and may file with the Commission a report on Form 6-K, with this Agreement attached as an exhibit thereto, and make similar filings in Canada, describing the material terms of the transactions contemplated hereby, and the Company shall consult with the Agents prior to making such disclosures, and the parties hereto shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosures that is reasonably satisfactory to all parties hereto. No party hereto shall issue thereafter any press release or like public statement (including, without limitation, any disclosure required in reports filed with the Commission pursuant to the Exchange Act or with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws) related to this Agreement or any of the transactions contemplated hereby without the prior written approval of the other party hereto, except as may be necessary or appropriate in the reasonable opinion of the party seeking to make disclosure to comply with the requirements of applicable law or stock exchange rules, and except for statements that are consistent with the initial press release and Form 6-K described above. If any such press release or like public statement is so required (other than disclosure regarding sales of Shares pursuant hereto in reports on Form 6-K or Form 40-F, management’s discussion and analysis, annual information forms, or prospectus supplements or other filings required under Canadian Securities Laws), the party making such disclosure shall consult with the other party prior to making such disclosure, and the parties shall use all commercially reasonable efforts, acting in good faith, to agree upon a text for such disclosure that is reasonably satisfactory to all parties hereto.

(b) No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (i) the transactions contemplated by this Agreement, including the determination of any fees, are arm’s-length commercial transactions between the Company and the Agents, (ii) when acting as a principal under this Agreement, each Agent is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will assume an advisory or fiduciary responsibility in favor of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Agents have advised or are currently advising the Company on other matters) and the Agents do not have any obligation to the Company with respect to the transactions contemplated hereby except the obligations expressly set forth in this Agreement, (iv) the Agents and their Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the transactions contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(c) Research Analyst Independence. The Company acknowledges that the Agents’ research analysts and research departments are required to and should be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and as such the Agents’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company or the offering that differ from the views of their respective investment banking divisions. The Company understands that each Agent is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

(d) Notices. All communications hereunder shall be in writing and effective only upon receipt and shall be mailed, hand delivered, sent via electronic mail (if applicable) or telecopied and confirmed to the parties hereto as follows:

If to the Agents:

Jefferies LLC

520 Madison Avenue

New York, NY 10022

Attention: General Counsel

Jefferies Securities, Inc.

161 Bay Street, Suite 2600

Toronto, Ontario M5J 2S1

Attention: General Counsel

with copies (which shall not constitute notice) to:

Cooley LLP

55 Hudson Yards

New York, NY 10001

Attention: Daniel I. Goldberg, Esq.

Email: REDACTED

Stikeman Elliott LLP

Suite 2700 – 666 Burrard Street

Vancouver, British Columbia V6C 2X8

Attention: Michael Urbani

Email: REDACTED

If to the Company:

Eupraxia Pharmaceuticals Inc.

2198 Yukon Street

Vancouver, BC, V5Y 3P1

Attention: James A. Helliwell

Email: REDACTED

with copies (which shall not constitute notice) to:

Troutman Pepper Locke LLP

111 Huntington Avenue, 9th Floor

Boston, MA 02199-7613

Attention: Thomas M. Rose

Email: REDACTED

Blake, Cassels & Graydon LLP

1133 Melville Street, Suite 3500

Vancouver, BC Canada V6E 4E5

Attention: Joseph A. Garcia

Email: REDACTED

Any party hereto may change the address for receipt of communications by giving written notice to the others in accordance with this Section 8(d). Each such notice or other communication shall be deemed given (i) when delivered personally on or before 4:30 p.m., New York City time, on a business day or, if such day is not a business day, on the next succeeding business day, (ii) on the next business day after timely delivery to a nationally-recognized overnight courier, (iii) on the business day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid) and (iv) by Electronic Notice as set forth in the following paragraph. For purposes of this Agreement, “business day” shall mean any day on which the Principal Market, the TSX and commercial banks in New York City, Toronto, Ontario and Vancouver, British Columbia are open for business.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 8(d) if sent to the electronic mail address specified by the receiving party in this Section 8(d). Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives actual acknowledgment of receipt from the person to whom notice is sent, other than automatic reply. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”), which shall be sent to the requesting party within 10 days of receipt of the written request for Nonelectronic Notice.

(e) Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 6, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Shares as such from the Agents merely by reason of such purchase. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that each Agent may assign its rights and obligations hereunder to an Affiliate thereof without obtaining the Company’s consent.

(f) Partial Unenforceability. The invalidity or unenforceability of any Article, Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Article, Section, paragraph or provision hereof. If any Article, Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

(g) Governing Law Provisions. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in such state. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the Borough of Manhattan in the City of New York or the courts of the State of New York in each case located in the Borough of Manhattan in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. The Company irrevocably appoints C T Corporation System, which currently maintains an office at 28 Liberty Street, New York, NY 10005, United States of America, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any Specified Court. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

(h) Judgment Currency. The Company agrees to indemnify each Agent, and each person, if any, who controls any Agent within the meaning of the Securities Act or the Exchange Act, against any loss incurred by any of them as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the Judgment Currency actually received by such indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(i) Payments. All payments made by the Company under this Agreement will be made without withholding or deduction for or on account of any present or future taxes, duties, levies, imposts, fees, assessments or governmental charges of whatever nature (other than taxes on net income) unless the Company is or becomes required by law to withhold or deduct such taxes, duties, levies, imposts, fees, assessments or other governmental charges. In such event, the Company will pay such additional amounts as will result, after such withholding or deduction, in the receipt by the Agents of the amounts that would otherwise have been receivable in respect thereof, provided any such additional amount is payable in respect of services rendered by an Agent wholly outside of Canada and performed in the ordinary course of business carried on by such Agent that includes the performance of such services for a fee and such Agent deals at arm’s length with the Company within the meaning of the Income Tax Act (Canada). For greater certainty, no such additional Amount shall be payable if such deduction or withholding results from the rendering of services in Canada by such Agent. In addition, no such additional amount shall be payable in respect of taxes imposed on or measured by net income or profits (however denominated), franchise taxes and branch profits taxes, in each case, (i) imposed as a result of such Agent being organized under the laws of, or having its principal office in, the jurisdiction imposing such tax (or any political subdivision thereof), or (ii) that are imposed as a result of a present or former connection between such Agent and the jurisdiction imposing such tax (other than connections arising solely from such Agent having executed, delivered, become a party to, performed its obligations under, or received payments under this Agreement).

(j) General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by electronic delivery of a portable document format (PDF) file (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Transactions Act (British Columbia), the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com). This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Article and Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

[Signature Page Immediately Follows]

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

EUPRAXIA PHARMACEUTICALS INC.

By:	/s/ James A. Helliwell
Name: James A. Helliwell
Title: Chief Executive Officer

The foregoing Agreement is hereby confirmed and accepted by the Agents in New York, New York as of the date first above written.

JEFFERIES LLC

By:	/s/ Donald Lynaugh
Name: Donald Lynaugh
Title: Managing Director

JEFFERIES SECURITIES, INC.

By:	/s/ Erik Charbonneau
Name: Erik Charbonneau
Title: Managing Director

EXHIBIT A

ISSUANCE NOTICE

[Date]

[Agent]

Attn: [__________]

Reference is made to the Open Market Sale AgreementSM between Eupraxia Pharmaceuticals Inc. (the “Company”) and Jefferies LLC and Jefferies Securities, Inc. (the “Agents”) dated as of November 10, 2026 (the “Sale Agreement”). The Company confirms that all conditions to the delivery of this Issuance Notice are satisfied as of the date hereof. Capitalized terms shall have the respective meanings ascribed to such terms in the Sale Agreement.

Last Day to Use/Extend the Base Registration Statement: [_______________]

Date of Delivery of Issuance Notice (determined pursuant to Section 3(b)(i)): _______________

Issuance Amount (equal to the total Sales Price for such Shares): $ ____________________

Number of days in selling period: ____________________

First date of selling period: ____________________

Last date of selling period: ____________________

Settlement Date(s) if other than standard T+1 settlement: ____________________

Floor Price Limitation (in no event less than US$1.00, or the Canadian dollar equivalent thereof for Shares sold on the TSX or any other Canadian marketplace, without the prior written consent of the applicable Agent, which consent may be withheld in such Agent’s sole discretion): $ ____ per share

Comments: __________________________________________________________________________________________________

By:
Name:
Title:

A-1

Schedule A

Notice Parties

The Company

James Helliwell at REDACTED

The Agents

Donald Lynaugh at dlynaugh@jefferies.com

Michael Magarro at mmagarro@jefferies.com